UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Organization of Investor Relations Event

1. Date & Time and Place	Date & Time	July 2, 2026 at 14:00 pm (KST)
	Place	Conrad Seoul in Yeouido, Seoul

2. Target Audience		Analysts, institutional investors, and the press

3. Purpose of IR		To share POSCO group’s portfolio transformation strategy

4. Method of IR		2026 POSCO Group CEO Investor Day

5. Summary of Key Topics to be covered		* POSCO group’s portfolio transformation strategy • Lithium and new business strategy • Energy business strategy • Steel business strategy • R&D strategy • Financial strategy

6. Decision Date		June 22, 2026

7. IR Material		Publication Date	July 2, 2026
		Website	http://www.posco-inc.com

8. Other references useful for making investment decisions

•

The aforementioned date and time are based on Korean Standard Time (KST).

•

Presentation materials shared at the event will be made available through the company website on the same day (July 2)/ (http://www.posco-inc.com g Investors g IR Archives g IR Activities).

•

This CEO Investor Day hosted in Korea will be followed by successive sessions organized in overseas locations.

① Singapore: July 6

② Hong Kong: July 8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: June 22, 2026	By	/s/ Han, Young Ah
(Signature)
Name: Han, Young Ah
Title: Executive Vice President